65 West Dudley Town Road, Ste. 100, Bloomfield, CT  06002, (860) 242-9800, fax (860) 242-9899

April 23, 2008

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:          VeruTEK Technologies, Inc.
Request for Withdrawal of Post-Effective Amendment No. 1 to
Form SB-2 on Form S-1/A Registration Statement (Registration
No. 333-144721) filed with the Securities and Exchange Commission on April 2, 2008
(SEC Accession No. 0001013762-08-000710)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, VeruTEK Technologies, Inc. (“VeruTEK”) hereby requests withdrawal of its Post-Effective Amendment No. 1 to Form SB-2 on Form S-1/A Registration Statement (the “Amendment”) filed with the Securities and Exchange Commission (the “Commission”) on April 2, 2008 (SEC Accession No. 0001013762-08-000710).

The Company is requesting this withdrawal because the printer submitting the filing used an erroneous EDGAR submission type (i.e., “S-1/A” instead of “POS AM”).  The Company re-filed the Amendment with the Commission using the correct EDGAR submission type for this filing (i.e., “POS AM”) on April 14, 2008 (SEC Accession No. 0001013762-08-000777).  No securities have been offered or sold pursuant to the Amendment.

We greatly appreciate your assistance in this matter.  If you have any questions regarding this request for withdrawal, please contact the undersigned at (860) 242-9800.

Sincerely,

/s/ Michael F. Vagnini
Michael F. Vagnini
Senior Vice President and Chief Financial Officer